UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CTI INDUSTRIES CORPORATION
(Name of Issuer)

COMMON STOCK, NO PAR VALUE
(Title of Class of Securities)

125961 30 0
(CUSIP Number)

Stephen M. Merrick, Executive Vice-President 22160 N. Pepper Road, Barrington, Illinois 60010 (847) 382-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 17, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Section 13D, and is filing this schedule because of ' 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  9.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See ' 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be Afiled@ for the purpose of Section 18 of the Securities Exchange Act of 1934 (AAct@) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 125961 30 0	13D	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS: John H. Schwan

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Unites States

	7	SOLE VOTING POWER:

NUMBER OF		582,140 Shares of Common Stock

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		582,140 Shares of Common Stock

WITH	10	SHARED DISPOSITIVE POWER:

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

582,140 Shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

Approximately 20.73% of the issued and outstanding Common Stock

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No. 125961 30 0	13D	Page 3 of 4 Pages

ITEM 1.    Security and Issuer.

This Statement relates to shares of Common Stock (“Common Stock”) of CTI Industries Corporation (the “Company”).  The Company’s principal executive offices are located at 22160 N. Pepper Road, Barrington, IL 60010.

ITEM 2.     Identity and Background.

This Statement is filed by John H. Schwan, an individual whose business address 22160 N. Pepper Road, Barrington, IL 60010.  Mr. Schwan is both Chairman of the Board and a Vice President of the Company.  The address of the Company’s principal executive offices is 22160 N. Pepper Road, Barrington, IL 60010.  Mr. Schwan is a citizen of the United States of America.

During the past five years, Mr. Schwan has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.    Source and Amount of Funds or Other Consideration.

On February 8, 2008, Mr. Schwan acquired 93,000 shares of Common Stock through the exercise of a warrant for the purchase of such shares at the price of $4.87per share.  The warrant was issued on March 20, 2003 in connection with the loan by Mr. Schwan on an aggregate of $500,000 to the Company, the principal amount of which was reflected in subordinated notes issued to Mr. Schwan by the Company.  The purchase price for the shares purchased by the exercise of the warrant was paid by the surrender and cancellation of $452,910 in principal amount of such notes.  As of the date of this Statement, no arrangements with third parties have been made with respect to financing the acquisition of additional shares of Common Stock.

ITEM 4.    Purpose of Transaction.

Mr. Schwan has acquired the shares of Common Stock indicated herein solely for investment purposes.  Mr. Schwan may elect to acquire additional shares of Common Stock or to sell shares.  Any such determination may be based on a number of factors, including the continued employment of Mr. Schwan by the Company, the continued attractiveness of investment in the Company at then prevailing market prices, the number of shares of Common Stock that are available for purchase, the price or prices thereof, general market conditions and other similar factors.

While Mr. Schwan reserves the right to develop plans or proposals in the future with respect to the following items, at the present time Mr. Schwan has no plans or proposals that relate to or would result in any of the following:

(a)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(b)	Sale or transfer of a material amount of assets of the Company or any of its Subsidiaries;
(c)	Any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;
(d)	Any material change in the present capitalization or dividend policy of the Company;

CUSIP No. 125961 30 0	13D	Page 4 of 4 Pages

(e)	Any other material change in the Company’s business or corporate structure;
(f)	Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;
(g)	Causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(h)	A class of equity securities in the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or
(i)	Any action similar to any of those enumerated above.

ITEM 5.    Interest in Securities of the Issuer.

Under the rules and regulations of the Securities and Exchange Commission, Mr. Schwan may be deemed to be the beneficial owner of a total of 582,140 shares of Common Stock of the Company, representing approximately 20.73% of the issued and outstanding shares of Common Stock.

The percentage of outstanding shares of Common Stock of the Company set out in the preceding paragraph is computed based on a total of 2,808,720 shares of Common Stock outstanding as of February 17, 2009.

During the past 60 days, Mr. Schwan has engaged in no other transactions in shares of Common Stock.

ITEM 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the  Issuer.

Mr. Schwan is not a party to any contract, arrangement, understanding or relationship with any other person with respect to shares of Common Stock, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7.    Material to be Filed as Exhibits.

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2009
Date

By:	/s/ John H. Schwan
John H. Schwan